Mail Stop 3561

May 8, 2007

Randel G. Owen
Executive Vice President and Chief Financial Officer
Emergency Medical Services Corporation
6200 S. Syracuse Way, Suite 200
Greenwood Village, CO 80111

> **Re: Emergency Medical Services Corporation and**
>   **Emergency Medical Services L.P. (the Company)**
>   **File No. 001-32701 and 333-127115**
>   **Form 10-K: For the Fiscal Year Ended December 31, 2006**

Dear Mr. Owen:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 59

Non-GAAP Measures, page 63

1. Please revise your characterization of the amounts that you refer to as EBITDA since it differs from EBITDA as defined in "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" (question 14) prepared by Staff Members of the Division of Corporation Finance and which can be found on the Commission's website.

2.   Your disclosure appears to imply that this non-GAAP measure is used as a liquidity measure. If it is used primarily as a liquidity measure, please reconcile to net cash provided by (used in) operations, since that would be the most comparable GAAP measure. Also provide equally prominent disclosure of cash flows from operating, investing and financing activities during each period presented. Refer to the guidance outlined in Question 12 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

3.   You present this non-GAAP measure because you believe it is commonly used by management and investors as a measure of leverage capacity, debt service ability and liquidity. The fact that a non-GAAP measure is commonly used by management and investors cannot be the sole support for presenting the non-GAAP financial measure. See footnote 44 to FR-65. Please disclose the substantive reason specific to you that demonstrates the usefulness to investors of disregarding certain recurring expense or income items that are included in your Statements of Operation when evaluating your operations, or in the alternative, please remove your presentation of EBITDA. For additional guidance, see Item 10(e)(1)(i)(C) of Regulation S-K and "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" (answer 8).

Notes to Financial Statements, page F-11

Note 16: Insurance, page F-38

4.   We note you are self-insured (not insured) for certain risks and that certain insurance programs require you to maintain deposits, classified as insurance collateral on your balance sheet, with third-parties. We also note you classify earnings on insurance collateral as contra-insurance expense in the statement of operations. Please tell us whether the future claim costs these deposits cover are self-insured or otherwise and tell us the nature of the insurance programs that require these deposits. Further, please tell us the specific accounting literature you relied on in classifying the earnings on insurance collateral as contra-insurance expense, rather than as a component of non-operating income pursuant to Rule 5-03(b)(7) of Regulation S-X. Absent specific literature supporting your current income statement classification, we believe investment earnings should be classified as non-operating income by analogy to paragraph 149 of SOP 96-1.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief